EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	At or For the Quarters Ended						Nine Months Ended September 30,
	September 30, 2015		June 30, 2015		September 30, 2014		2015		2014
Earnings:
Net income	$693.1		$115.3		$514.9		$912.1		$879.0
(Benefit) Provision for income taxes – continuing operations	(560.0)		37.8		(401.2)		(478.2)		(369.6)
Loss (income) from discontinued operation, net of taxes	3.7		—		0.5		3.7		(53.5)
Income from continuing operations, before (benefit) provision for income taxes	136.8		153.1		114.2		437.6		455.9
Fixed Charges:
Interest and debt expenses on indebtedness	280.3		265.2		275.2		816.8		809.3
Interest factor: one-third of rentals on real and personal properties	3.4		2.0		1.8		7.2		5.3
Total fixed charges for computation of ratio	283.7		267.2		277.0		824.0		814.6
Total earnings before provision for income taxes and fixed charges and noncontrolling interests	$420.5		$420.3		$391.2		$1,261.6		$1,270.5
Ratios of earnings to fixed charges	1.48	x	1.57	x	1.41	x	1.53	x	1.56	x